UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated September 2, 2014, announcing the Company's results for the second quarter and six months ended June 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: September 2, 2014	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

PARAGON SHIPPING INC. REPORTS SECOND QUARTER AND SIX MONTHS ENDED
JUNE 30, 2014 RESULTS

ATHENS, Greece, September 2, 2014 - Paragon Shipping Inc. (NASDAQ: PRGN) ("Paragon Shipping" or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the second quarter and six months ended June 30, 2014.

Second Quarter 2014 Highlights
•	Net revenue, net of voyage expenses of $9.7 million in the second quarter of 2014
•	Reduced average daily vessel operating expenses by 12.0% year-over-year
•	Adjusted EBITDA of $0.9 million in the second quarter of 2014
•	Adjusted net loss of $5.6 million, or $0.23 per common share in the second quarter of 2014

Financial Highlights
(Expressed in thousands of United States Dollars, except for vessel data, TCE and share data)

	Quarter Ended June 30, 2013	Quarter Ended June 30, 2014	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014
Average number of vessels	13.0	14.0	12.8	14.0
Time charter equivalent rate (TCE) (1)	10,476	7,870	10,930	8,208
Net Revenue, net of voyage expenses	11,890	9,743	24,678	19,994
EBITDA (1)	6,196	(2,158)	8,747	(21,210)
Adjusted EBITDA (1)	6,119	882	9,301	1,215
Net Income / (Loss)	17	(9,652)	(3,494)	(35,537)
Adjusted Net Loss (1)	(60)	(5,584)	(2,940)	(11,601)
Earnings / (Loss) per common share basic and diluted	0.00	(0.39)	(0.31)	(1.56)
Adjusted Loss per common share basic and diluted (1)	(0.01)	(0.23)	(0.26)	(0.51)

(1)	Please see the table at the back of this release for a reconciliation of TCE to Charter Revenue, EBITDA and Adjusted EBITDA to Net Income / (Loss), Adjusted Net Income / (Loss) to Net Income / (Loss) and Adjusted Earnings / (Loss) per common share to Earnings / (Loss) per common share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Management Commentary
Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "For the second quarter of 2014, the drybulk market, and more specifically the market for Panamax vessels, was weaker than expected. The Baltic Panamax Index 4 time charter routes average in the second quarter of 2014 was $6,304 per day, compared to $10,427 per day in the first quarter of 2014 and $7,775 per day in the second quarter of 2013, which represents a decline of 39.5% and 18.9%, respectively. Although we continued to outperform the market during the quarter, earning an average TCE rate of $7,870 per vessel per day, the overall decline in the market rates had a direct impact on our second quarter results, as we reported a net loss of $9.7 million, or $0.39 per common share. As we continue to expand our fleet, we will continue to take advantage of economies of scale and cost-cutting measures. In the second quarter of 2014, we reduced our daily vessel operating expenses by 12.0% year-over-year. For the quarter, the non-cash items that were recorded totaled a loss of $4.1 million, or $0.16 per common share, including a $3.1 million loss in our investment in Box Ships. After excluding same, adjusted EBITDA was $0.9 million and adjusted net loss was $5.6 million, or $0.23 per common share."

Mr. Bodouroglou continued, "During the second quarter of 2014, we strengthened the Company's balance sheet and focused on improving our cash flow break even rates. More specifically, we successfully secured debt financing for six of our seven newbuilding vessels, while at the same time we refinanced the indebtedness of seven of our operating vessels at more favorable terms, especially with regard to debt amortization profile and financial covenant restrictions. Subsequent to the quarter, we also entered into supplemental agreements with several of our lenders, pursuant to which we either extended the waiver period or, in some instances, eliminated the EBITDA related covenants completely. In addition, in August 2014, we completed an offering of $25.0 million of senior unsecured notes due 2021. We intend to use substantially all of the net proceeds from the offering, which are expected to amount to approximately $23.9 million, for the repayment of existing indebtedness. We have already agreed with one of our lenders to reduce their current loan outstanding in return for a streamlined repayment profile and the removal of all but the leverage related covenants from the respective loan agreement, which will reduce our cash flow break even levels further."

Mr. Bodouroglou concluded, "On the basis of a stronger balance sheet, we will continue to focus on our strategy of conservative growth by selectively taking advantage of investment opportunities, while preserving our moderate leverage profile, which we expect, assuming future improvement in the drybulk market, will eventually enable the Company to resume paying cash dividends to its shareholders."

Newbuilding Program Update
On April 25, 2014, the Company entered into a memorandum of agreement for the sale of its 4,800 TEU containership to an unrelated third party for $42.5 million, less 3% commission. In addition, in May 2014, the Company agreed with the shipyard to reduce the contract price of this vessel by $0.8 million. The sale of the respective vessel and its transfer to the new owners was concluded on May 23, 2014. Taking into account the reduction in the contract price, the sale of the vessel resulted in a positive net cash inflow to the Company of approximately $10.1 million.

The Company's current newbuilding program consists of two Ultramax drybulk carriers (Hull numbers DY152 and DY153) with expected deliveries in 2014, as well as two Ultramax drybulk carriers (Hull numbers DY4050 and DY4052) and three Kamsarmax drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142) with expected deliveries in 2015. The Company's newbuilding program has an aggregate cost of $201.2 million, of which $138.6 million is currently outstanding. With the $160.0 million syndicated secured loan facility led by Nordea Bank Finland Plc ("Nordea") and the $47.0 million secured loan facility with HSH Nordbank AG ("HSH"), the Company has currently secured debt financing for all of its four Ultramax and two of its Kamsarmax newbuilding drybulk carriers of up to $112.4 million, in the aggregate.

Financing Update
On August 1, 2014, the Company agreed with HSBC Bank Plc ("HSBC"), to extend the existing waivers for the financial covenants relating to the minimum interest and debt service coverage ratios, from June 30, 2014 to December 31, 2015.

On July 30, 2014, the Company received a commitment letter from Unicredit Bank AG ("Unicredit"), according to which, subject to certain closing conditions, including a $7.0 million prepayment, the financial covenants relating to the minimum debt service coverage ratio, the minimum market value adjusted net worth and the maximum leverage ratio, will be eliminated until the maturity of the loan. In addition, under the terms of the commitment letter, the required ratio of the fair market value of mortgaged vessels to outstanding loan will be increased from 110% to 130% at all times.

On July 25, 2014, the Company agreed with Bank of Ireland to eliminate the financial covenant relating to the minimum debt service coverage ratio until the maturity of the loan.

Pursuant to the $47.0 million secured loan facility with HSH, on July 7, 2014, the Company completed the refinancing of the M/V Friendly Seas. The Company drew a total amount of $12.6 million and repaid in full the then outstanding indebtedness under its existing loan agreement with HSH (dated July 31, 2008). The remaining undrawn portion of the facility, in the amount of up to $34.4 million, will be used for the partial financing of the two Ultramax newbuilding drybulk carriers with Hull numbers DY152 and DY153.

Pursuant to the $160.0 million syndicated secured loan facility led by Nordea, on June 10, 2014, the Company completed the refinancing of the six vessels of its operating fleet (the four Handysize vessels M/V Prosperous Seas, M/V Precious Seas, M/V Priceless Seas and the M/V Proud Seas, and the Panamax vessels M/V Coral Seas and M/V Golden Seas). The Company drew a total amount of $81.8 million and repaid in full the then outstanding indebtedness under the loan agreements with Bank of Scotland (dated December 4, 2007) and Nordea (dated May 5, 2011). The remaining undrawn portion of the facility, in the amount of up to $78.0 million, will be used for the partial financing of the two Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052, and the two Kamsarmax newbuilding drybulk carriers with Hull numbers YZJ1144 and YZJ1145.

Senior Unsecured Notes Due 2021
On August 8, 2014, the Company completed the offering of 1,000,000 senior unsecured notes due 2021 ("Notes"), pursuant to its effective shelf registration statement. The Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof, and bear interest at a rate of 8.375% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on November 15, 2014. The Notes will mature on August 15, 2021, and may be redeemed in whole or in part at any time or from time to time after August 15, 2017. The Company intends to use substantially all of the net proceeds from the offering, which are expected to amount to approximately $23.9 million, for the repayment of existing indebtedness.

2014 Share Buyback Program
Pursuant to the Company's share buyback program, during the second quarter of 2014 and as of the date of this press release, the Company has purchased and cancelled 30,000 of its common shares at an average price of $5.6820 per share.

Second Quarter 2014 Financial Results
Gross charter revenue was $14.7 million for each of the second quarters of 2014 and 2013. The Company reported a net loss of $9.7 million, or $0.39 per basic and diluted share, for the second quarter of 2014, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 24,281,164 and reflecting the impact of the non-cash items discussed below. For the second quarter of 2013, the Company reported net income of $17,032, or less than $0.01 per basic and diluted share, calculated based on 11,041,107 and 11,133,500 weighted average number of basic and diluted shares, respectively.

Excluding all non-cash items described below, the adjusted net loss for the second quarter of 2014 was $5.6 million, or $0.23 per basic and diluted share, compared to adjusted net loss of $0.1 million, or $0.01 per basic and diluted share, for the second quarter of 2013.

EBITDA for the second quarter of 2014 was negative $2.2 million, compared to positive $6.2 million for the second quarter of 2013. EBITDA for the second quarter of 2014 was calculated by adding the net loss of $9.7 million to net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $7.5 million. Adjusted EBITDA, excluding all non-cash items described below, was $0.9 million for the second quarter of 2014, compared to $6.1 million for the second quarter of 2013.

The Company operated an average of 14.0 vessels during the second quarter of 2014, earning an average TCE rate of $7,870 per day, compared to an average of 13.0 vessels during the second quarter of 2013, earning an average TCE rate of $10,476 per day.

Total adjusted operating expenses, which included vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, and excluded share-based compensation, equaled $8.9 million for the second quarter of 2014, or 5.3% lower than the adjusted operating expenses of $9.3 million for the second quarter of 2013, despite having a larger fleet. On a daily basis, adjusted vessel operating expenses for the second quarter of 2014 were approximately $6,950 per vessel per day, or 12.0% lower than the adjusted vessel operating expenses of approximately $7,900 per vessel per day for the second quarter of 2013, as a result of the Company's cost control efficiency and the economies of scale of having a larger fleet.

The gain from the sale of assets of $0.4 million for the second quarter of 2014, relates to the gain on the sale of the 4,800 TEU containership newbuilding, following the $0.8 million discount in its contract price that was agreed with the shipyard as discussed above.

As of June 30, 2014, the Company owned approximately 11.2% of the outstanding common stock of Box Ships Inc. (NYSE:TEU) ("Box Ships"), a former wholly-owned subsidiary of the Company which successfully completed its initial public offering in April 2011. The investment in Box Ships is accounted for under the equity method and is separately reflected on the Company's unaudited condensed consolidated balance sheets. Based on the unaudited financial statements reported by Box Ships on September 2, 2014, for the second quarter of 2014, the Company recorded income of $18,425, representing its share of Box Ships' net income for the period, compared to $0.4 million income for the second quarter of 2013.

In the second quarter of 2014, the Company recorded a non-cash loss of $0.2 million relating to the dilution effect from the Company's non-participation in the public offering by Box Ships of 5,500,000 of Box Ships' common shares, which was completed on April 15, 2014. In addition, as of June 30, 2014, the difference between the fair value and the book value of the Company's investment in Box Ships was considered to be other than temporary and therefore the investment was impaired and the Company recorded a non-cash loss of $2.9 million. Both items are included in "Loss on investment in affiliate" in the unaudited condensed consolidated statements of comprehensive income / (loss) at the end of this release.

Second Quarter 2014 Non-cash and One-off Items
The Company's results for the three months ended June 30, 2014 included the following non-cash items:

▪	Gain from sale of assets of $0.4 million, or $0.02 per basic and diluted share.
▪	Gain from marketable securities, net of $11,598, or less than $0.01 per basic and diluted share.
▪	Loss on investment in affiliate of $3.1 million, or $0.13 per basic and diluted share.
▪	An unrealized loss on interest rate swaps of $0.1 million, or less than $0.01 per basic and diluted share.
▪	Non-cash expenses of $0.2 million, or $0.01 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees.
▪	Write off of financing expenses of $1.0 million, or $0.04 per basic and diluted share.

In the aggregate, these non-cash items decreased the Company's earnings by $4.1 million, which represents a $0.16 decrease in earnings per basic and diluted share, for the three months ended June 30, 2014.

Six months ended June 30, 2014 Financial Results
Gross charter revenue was $28.9 million for each of the first six months of 2014 and 2013. The Company reported a net loss of $35.5 million, or $1.56 per basic and diluted share, for the six months ended June 30, 2014, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 22,414,824 and reflecting the impact of the non-cash items discussed below. For the six months ended June 30, 2013, the Company reported a net loss of $3.5 million, or $0.31 per basic and diluted share, calculated based on a weighted average number of basic and diluted shares of 11,016,733.

Excluding all non-cash items described below, the adjusted net loss for the six months ended June 30, 2014 was $11.6 million, or $0.51 per basic and diluted share, compared to adjusted net loss of $2.9 million, or $0.26 per basic and diluted share, for the six months ended June 30, 2013.

EBITDA for the six months ended June 30, 2014 was negative $21.2 million, compared to positive $8.7 million for the six months ended June 30, 2013. EBITDA for the six months ended June 30, 2014 was calculated by adding the net loss of $35.5 million to net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $14.3 million. Adjusted EBITDA, excluding all non-cash items described below, was $1.2 million for the six months ended June 30, 2014, compared to $9.3 million for the six months ended June 30, 2013.

The Company operated an average of 14.0 vessels during the six months ended June 30, 2014, earning an average TCE rate of $8,208 per day, compared to an average of 12.8 vessels during the six months ended June 30, 2013, earning an average TCE rate of $10,930 per day.

Total adjusted operating expenses, which included vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, and excluded share-based compensation, equaled $18.5 million for the six months ended June 30, 2014, or 5.1% lower than the adjusted operating expenses of $19.5 million for the six months ended June 30, 2013, despite having a larger fleet. On a daily basis, adjusted vessel operating expenses for the first six months of 2014 were approximately $7,331 per vessel per day, or 12.7% lower than the adjusted vessel operating expenses of $8,399 per vessel per day for the first six months of 2013, as a result of the Company's cost control efficiency and the economies of scale of having a larger fleet.

The impairment loss of $15.7 million for the six months ended June 30, 2014, relates to the write down to fair value of the contract price of the 4,800 TEU containership newbuilding, as a result of the increased probability of selling the respective vessel as of March 31, 2014.

The gain from the sale of assets of $0.4 million for the six months ended June 30, 2014, relates to the gain on the sale of the 4,800 TEU containership newbuilding, following the $0.8 million discount in its contract price that was agreed with the shipyard as discussed above.

Based on the unaudited financial statements reported by Box Ships on September 2, 2014, for the six months ended June 30, 2014, the Company recorded a loss of $0.3 million, representing its share of Box Ships' net loss for the period, compared to $1.0 million income for the six months ended June 30, 2013.

In the six months ended June 30, 2014, the Company recorded a non-cash loss of $0.2 million relating to the dilution effect from the Company's non-participation in the public offering by Box Ships of 5,500,000 of Box Ships' common shares, which was completed on April 15, 2014. In addition, as of March 31, 2014 and June 30, 2014, the difference between the fair value and the book value of the Company's investment in Box Ships was considered to be other than temporary and therefore the investment was impaired and the Company recorded a non-cash loss of $2.8 million and $2.9 million in the first and second quarter of 2014, respectively. Both items are included in "Loss on investment in affiliate" in the unaudited condensed consolidated statements of comprehensive loss at the end of this release.

Six months ended June 30, 2014 Non-cash and One-off Items
The Company's results for the six months ended June 30, 2014 included the following non-cash items:

▪	Impairment loss of $15.7 million, or $0.69 per basic and diluted share.
▪	Gain from sale of assets of $0.4 million, or $0.02 per basic and diluted share.
▪	Gain from marketable securities, net of $11,598, or less than $0.01 per basic and diluted share.
▪	Loss on investment in affiliate of $5.9 million, or $0.26 per basic and diluted share.
▪	An unrealized gain on interest rate swaps of $0.1 million, or less than $0.01 per basic and diluted share.
▪	Non-cash expenses of $1.4 million, or $0.06 per basic and diluted share, relating to share based compensation to the management company amounting to $0.9 million and to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees amounting to $0.5 million.
▪	Write off of financing expenses of $1.5 million, or $0.07 per basic and diluted share.

In the aggregate, these non-cash items decreased the Company's earnings by $23.9 million, which represents a $1.05 decrease in earnings per basic and diluted share, for the six months ended June 30, 2014.

Cash Flows
For the six months ended June 30, 2014, the Company's net cash used in operating activities was $0.3 million, compared to net cash generated from operating activities of $1.9 million for the six months ended June 30, 2013. For the six months ended June 30, 2014, net cash used in investing activities was $63.9 million and net cash from financing activities was $55.2 million. For the six months ended June 30, 2013, net cash used in investing activities was $41,292 and net cash used in financing activities was $7.9 million.

Conference Call and Webcast details
The Company's management team will host a conference call to discuss its second quarter and six months ended June 30, 2014 results on September 3, 2014 at 9:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-877-300-8521 (USA) or +1-412-317-6026 (international) to access the call. A replay of the conference call will be available for seven days and can be accessed by dialing 1-877-870-5176 (USA) or +1-858-384-5517 (international) and using passcode 10050640.

 Slides and audio webcast
There will also be a simultaneous live webcast through the Company's website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast. If you would like a copy of the release mailed or faxed, please contact Allen & Caron Investor Relations at 212-691-8087.

About Paragon Shipping
Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping's current fleet consists of fourteen drybulk vessels with a total carrying capacity of 853,699 dwt. In addition, Paragon Shipping's current newbuilding program consists of two Ultramax drybulk carriers that are scheduled to be delivered in 2014, as well as two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015. For more information, visit: www.paragonship.com. The information contained on the Paragon Shipping's website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
 Robert Perri, CFA
Chief Financial Officer
ir@paragonshipping.gr

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300
- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of September 2, 2014.

Operating Drybulk Fleet
Name	Type / No. of Vessels	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Proud Seas	Handysize	37,227	2014
Total Handysize	4	148,927
Grand Total	14	853,699

Drybulk Newbuildings that we have agreed to acquire

Hull no.	Type / No. of Vessels	Dwt	Expected Delivery
Ultramax
Hull no. DY152	Ultramax	63,500	Q3 2014
Hull no. DY153	Ultramax	63,500	Q3 2014
Hull no. DY4050	Ultramax	63,500	Q2 2015
Hull no. DY4052	Ultramax	63,500	Q2 2015
Total Ultramax	4	254,000
Kamsarmax
Hull no. YZJ1144	Kamsarmax	81,800	Q2 2015
Hull no. YZJ1145	Kamsarmax	81,800	Q2 2015
Hull no. YZJ1142	Kamsarmax	81,800	Q4 2015
Total Kamsarmax	3	245,400
Grand Total	7	499,400

Summary Fleet Data
(Expressed in United States Dollars where applicable)

	Quarter Ended June 30, 2013	Quarter Ended June 30, 2014	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014
FLEET DATA
Average number of vessels (1)	13.0	14.0	12.8	14.0
Calendar days for fleet (2)	1,183	1,274	2,325	2,528
Available days for fleet (3)	1,135	1,256	2,260	2,467
Operating days for fleet (4)	1,135	1,238	2,258	2,436
Fleet utilization (5)	100.0%	98.6%	99.9%	98.7%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	10,476	7,870	10,930	8,208
Vessel operating expenses (7)	4,661	4,211	4,557	4,236
Dry-docking expenses (8)	1,037	562	730	868
Management fees - related party adjusted (9)	1,004	1,060	1,010	1,058
General and administrative expenses adjusted (10)	1,198	1,117	2,102	1,169
Total vessel operating expenses adjusted (11)	7,900	6,950	8,399	7,331

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.
(2)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(3)	Available days for the fleet are the total calendar days for the relevant period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys.
(4)	Operating days for the fleet are the total available days for the relevant period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days.
(5)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet available days for the relevant period.
(6)	Time charter equivalent ("TCE") is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by operating days for the relevant time period. Voyage expenses consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
(7)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(8)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(9)	Daily management fees - related party adjusted are calculated by dividing management fees - related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.
(10)	Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.
(11)	Total vessel operating expenses ("TVOE") is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation
(Expressed in thousands of United States Dollars where applicable, except for TCE)

	Quarter Ended June 30, 2013	Quarter Ended June 30, 2014	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014
Charter Revenue	14,684	14,666	28,909	28,903
Commissions	(806)	(842)	(1,578)	(1,650)
Voyage Expenses, net	(1,988)	(4,081)	(2,653)	(7,259)
Net Revenue, net of voyage expenses	11,890	9,743	24,678	19,994
Total operating days	1,135	1,238	2,258	2,436
Time Charter Equivalent	10,476	7,870	10,930	8,208

Condensed Cash Flow Information (Unaudited)
(Expressed in thousands of United States Dollars)

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014
Cash and Cash Equivalents, beginning of period	17,677	31,302
Cash generated from / (used in):
Operating Activities	1,948	(341)
Investing Activities	(41)	(63,927)
Financing Activities	(7,887)	55,169
Net decrease in Cash and Cash Equivalents	(5,980)	(9,099)
Cash and Cash Equivalents, end of period	11,697	22,203

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA and Adjusted EBITDA Reconciliation (1)
(Expressed in thousands of United States Dollars)

	Quarter Ended June 30, 2013	Quarter Ended June 30, 2014	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014
Net Income / (Loss)	17	(9,652)	(3,494)	(35,537)
Plus Net interest expense, including interest expense from interest rate swaps	1,928	3,009	3,856	5,415
Plus Depreciation	4,251	4,485	8,385	8,912
EBITDA	6,196	(2,158)	8,747	(21,210)
Adjusted EBITDA Reconciliation
Net Income / (Loss)	17	(9,652)	(3,494)	(35,537)
Impairment loss	-	-	-	15,695
Gain from sale of assets	-	(403)	-	(403)
Gain from marketable securities, net	-	(12)	-	(12)
Loss on investment in affiliate	-	3,101	391	5,855
Unrealized (gain) / loss on interest rate swaps	(271)	108	(509)	(69)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	194	246	672	1,359
Write off of financing expenses	-	1,028	-	1,511
Adjusted Net Loss	(60)	(5,584)	(2,940)	(11,601)
Plus Net interest expense, net of write off of financing expenses, including interest expense from swaps	1,928	1,981	3,856	3,904
Plus Depreciation	4,251	4,485	8,385	8,912
Adjusted EBITDA	6,119	882	9,301	1,215

(1)	The Company considers EBITDA to represent Net Income / (Loss) plus net interest expense, including interest expense from interest rate swaps, and depreciation and amortization. The Company's management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to Net Income / (Loss), Operating Income / (Loss) or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the Adjusted Net Income / (Loss) and the Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share Reconciliation
(Expressed in thousands of United States Dollars - except for shares and share data)

U.S. GAAP Financial Information	Quarter Ended June 30, 2013	Quarter Ended June 30, 2014	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014
Net Income / (Loss)	17	(9,652)	(3,494)	(35,537)
Net Income / (Loss) attributable to non-vested share awards	-	(133)	(66)	(571)
Net Income / (Loss) available to common shareholders	17	(9,519)	(3,428)	(34,966)
Weighted average number of common shares basic	11,041,107	24,281,164	11,016,733	22,414,824
Weighted average number of common shares diluted	11,133,500	24,281,164	11,016,733	22,414,824
Earnings / (Loss) per common share basic and diluted	0.00	(0.39)	(0.31)	(1.56)
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)
Net Income / (Loss)	17	(9,652)	(3,494)	(35,537)
Impairment loss	-	-	-	15,695
Gain from sale of assets	-	(403)	-	(403)
Gain from marketable securities, net	-	(12)	-	(12)
Loss on investment in affiliate	-	3,101	391	5,855
Unrealized (gain) / loss on interest rate swaps	(271)	108	(509)	(69)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	194	246	672	1,359
Write off of financing expenses	-	1,028	-	1,511
Adjusted Net Loss (1)	(60)	(5,584)	(2,940)	(11,601)
Adjusted Net Loss attributable to non-vested share awards	(1)	(77)	(56)	(186)
Adjusted Net Loss available to common shareholders	(59)	(5,507)	(2,884)	(11,415)
Weighted average number of common shares basic	11,041,107	24,281,164	11,016,733	22,414,824
Weighted average number of common shares diluted	11,133,500	24,281,164	11,016,733	22,414,824
Adjusted Loss per common share basic and diluted (1)	(0.01)	(0.23)	(0.26)	(0.51)

(1)	Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2013 and June 30, 2014
(Expressed in thousands of United States Dollars)
	December 31, 2013	June 30, 2014
Assets

Cash and restricted cash (current and non-current)	41,312	34,162
Vessels, net	306,136	323,235
Advances for vessels under construction	45,209	66,243
Other fixed assets, net	596	511
Investment in affiliate	11,309	5,191
Other assets	14,984	15,075

Total Assets	419,546	444,417

Liabilities and Shareholders' Equity

Total debt	180,115	198,182
Total other liabilities	6,780	8,047
Total shareholders' equity	232,651	238,188

Total Liabilities and Shareholders' Equity	419,546	444,417

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Income / (Loss)
For the three months ended June 30, 2013 and 2014
(Expressed in thousands of United States Dollars - except for shares and share data)

	Three Months Ended	Three Months Ended
	June 30, 2013	June 30, 2014
Revenue
Charter revenue	14,684	14,666
Commissions	(806)	(842)
Net Revenue	13,878	13,824
Expenses / (Income)
Voyage expenses, net	1,988	4,081
Vessels operating expenses	5,514	5,365
Dry-docking expenses	1,227	716
Management fees - related party	1,187	1,350
Depreciation	4,251	4,485
General and administrative expenses	1,611	1,669
Bad debt provisions	(17)	15
Gain from sale of assets	-	(403)
Gain from marketable securities, net	(3,113)	(12)
Operating Income / (Loss)	1,230	(3,442)
Other Income / (Expenses)
Interest and finance costs	(1,860)	(2,812)
Gain / (loss) on derivatives, net	35	(310)
Interest income	168	5
Equity in net income of affiliate	410	18
Loss on investment in affiliate	-	(3,101)
Foreign currency gain / (loss)	34	(10)
Total Other Expenses, net	(1,213)	(6,210)
Net Income / (Loss)	17	(9,652)

Other Comprehensive Income / (Loss)
Unrealized gain on cash flow hedges	401	144
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	78	22
Equity in other comprehensive income / (loss) of affiliate	91	(10)
Unrealized (loss) / gain on change in fair value of marketable securities	(134)	183
Transfer of gain on change in fair value of marketable securities to "Gain from marketable securities, net"	-	(12)
Total Other Comprehensive Income	436	327

Comprehensive Income / (Loss)	453	(9,325)

Earnings / (Loss) per Class A common share, basic and diluted	$0.00	$(0.39)
Weighted average number of Class A common shares, basic	11,041,107	24,281,164
Weighted average number of Class A common shares, diluted	11,133,500	24,281,164

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
For the six months ended June 30, 2013 and 2014
(Expressed in thousands of United States Dollars - except for shares and share data)

	Six Months Ended	Six Months Ended
	June 30, 2013	June 30, 2014
Revenue
Charter revenue	28,909	28,903
Commissions	(1,578)	(1,650)
Net Revenue	27,331	27,253
Expenses / (Income)
Voyage expenses, net	2,653	7,259
Vessels operating expenses	10,595	10,710
Dry-docking expenses	1,698	2,193
Management fees - related party	2,683	3,554
Depreciation	8,385	8,912
General and administrative expenses	5,222	3,434
Impairment loss	-	15,695
Bad debt provisions	-	15
Gain from sale of assets	-	(403)
Gain from marketable securities, net	(3,113)	(12)
Other income	-	(40)
Operating Loss	(792)	(24,064)
Other Income / (Expenses)
Interest and finance costs	(3,761)	(5,022)
Gain / (loss) on derivatives, net	20	(336)
Interest income	394	12
Equity in net income / (loss) of affiliate	979	(258)
Loss on investment in affiliate	(391)	(5,855)
Foreign currency gain / (loss)	57	(14)
Total Other Expenses, net	(2,702)	(11,473)
Net Loss	(3,494)	(35,537)

Other Comprehensive Income / (Loss)
Unrealized gain on cash flow hedges	404	131
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	154	99
Equity in other comprehensive income / (loss) of affiliate	107	(5)
Unrealized loss on change in fair value of marketable securities	(11)	(69)
Transfer of gain on change in fair value of marketable securities to "Gain from marketable securities, net"	-	(12)
Total Other Comprehensive Income	654	144

Comprehensive Loss	(2,840)	(35,393)

Loss per Class A common share, basic and diluted	$(0.31)	$(1.56)
Weighted average number of Class A common shares, basic and diluted	11,016,733	22,414,824